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Transcript from Video Interview of Sam Gibson on Live From MarketSite - Nasdaq

January 5, 2026

From Nasdaq’s market site, I’m your host, Christina Ayanian. And joining me today is Sam Gibson, founder and CEO of Hadron Energy. Sam, great to have you. Thank you so much for joining.

Yes, thank you so much for having me.

So let’s start broad. What is Hadron Energy and what inspired you to start the company?

Yeah, so Hadron Energy is a light water, micromodular reactor company. And what inspired me to start Hadron was I noticed there was a massive gap in the market. And Hadron is the solution to that gap because there wasn’t a single licensed microreactor operating commercially. And I thought this was a big problem because microreactors produce between 1 to 20 megawatts of electric power. And just to give you an idea, our reactor is 10 megawatts, and that can power 10,000 homes. And there wasn’t a product that could fill that need. You know, there’s large-scale reactors, so we want to factory fabricate these. And distribute them to data centers, industrial sites, and the list goes on. So really excited to share more with you, and I think the timing is perfect.

You really found a niche challenge and turned that into an opportunity. So what is that differentiating factor that Hadron has that sets you apart from your competitors?

Yeah, so what Hadron has is the fact that we’re a light water design. And we will actually be the first publicly traded light water microreactor out there, which is really exciting. And we are making a lot of great progress on the licensing front because all 94 reactors in the United States are light water. Which means we’re leveraging proven technology, operating history, and this licensing pathway that is very well understood. And, you know, some of the competition might be doing something more exotic that’s not as proven. So this is what really gives us our biggest edge is knowing, basically. We have this steady path forward.

Let’s dive deeper into that. What does licensing look like for the Hadron microreactor?

Yeah, so the licensing, we work with the Nuclear Regulatory Commission, the NRC. And I actually just had a trip to D.C. this week, which was really fun. But it is a very collaborative process, actually. There’s maybe some misconceptions that it’s impossible to license a nuclear reactor. But, you know, it probably should be challenging, right, for the safety reasons. But we’re doing a really good job since, again, it’s proven technology. We’re going on a smaller footprint, which means it’s actually low consequence, which streamlines our review time to actually far shorter timelines than a larger plant, for example, that has further reviews.

That’s amazing. And now with this, you’ll be able to scale globally as well.

That’s correct. As soon as we get our NRC stamp of approval, this is when we would love to explore other countries, get licensed. We’re going to be able to go to other places elsewhere and produce carbon-free electricity around the world.

You’re going to be the youngest founder and CEO to take a company public at 24 years old. How does that feel?

It feels pretty amazing. But to be totally honest, this wasn’t my intention in the beginning. I started it out of pure passion. And I thought this was the time to do it. And lo and behold, this was the absolute perfect time to really bring this to the market. And we’re seeing all kinds of tailwinds. We’re seeing people behind us from the government pushing this amazing agenda to commercialize reactors. We’re seeing the investment community get really excited about this as well. So the timing couldn’t have been better. And the star is basically aligned for it to happen, so I’m excited.

You said this started as a passion project. When was that moment that you realized we have something big here?

Well, that’s a really good question. In the beginning, you know, this was something, again, I was very passionate about. And I knew that we would figure it out, no matter how long it took, the route. But at the end of the day, what it comes down to is surrounding yourself with the best people. We have an amazing team. And these are the types of people that have really brought this vision into reality. So when we started surrounding ourselves with the best people, this is when it really started to pick up some traction.

It takes a village.

That’s right, yes.

So where do you see the company going in the next, let’s say, five to ten years?

Yeah. The thing is, is, you know, we’ve been doing this for a long time. We accomplished a lot in one year. So it’s really exciting to see in even five years what we think we can do. I believe in five years we’ll have a production facility that, you know, we’re producing these reactors. And we’re deploying throughout the United States. And then in ten years, as we talked about, you know, I’d look at getting licenses in other countries and expanding globally, too. I do want to make this a very large operation. I think it has the opportunity to really grow. So we’re really excited to see how it goes.

And we are very excited to follow. Sam, thank you so much for joining.

Thank you so much for having me.